NEWS RELEASE
Kelso Technologies Inc.
(The "Company" or "Kelso")	March 17, 2020

Canada: TSX: KLS
United States: NYSE American: KIQ

KELSO TECHNOLOGIES INC. FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2019

Vancouver, British Columbia and Bonham, Texas, Kelso Technologies Inc. ("Kelso" or the "Company"), (TSX:  KLS), (NYSE American: KIQ) reports that it has released its audited consolidated financial statements and Management Discussion and Analysis for the year ended December 31, 2019.

The audited year end financial statements were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").  All amounts herein are expressed in United States dollars (the Company's functional currency) unless otherwise indicated.

SUMMARY OF FINANCIAL PERFORMANCE

Year ended December 31	2019	2018	Change

Revenues	$20,550,682	$12,716,596	+ 62%
Gross profit	$9,582,879	$5,287,216	+ 81%
Gross profit margin	46.5%	41.6%	+ 12%
EBITDA	$4,233,339	$1,002,464	+ 324%
EBITDA margin	20.6%	7.8%	+ 165%
Non-cash expenses	$792,727	$571,536	+ 39%
Taxes	$99,077	$251,164	- 139%
Net income	$3,334,043	$194,453	+1,615%
Common shares outstanding	47,170,086	47,170,086	No dilution
Basic earnings per share	$0.07	$0.00	+ 700%
Working capital	$7,937,873	$4,469,882	+ 78%
Cash	$4,418,236	$1,246,244	+ 255%
Interest bearing long-term debt	nil	nil	No change
Net equity	$11,845,275	$8,165,734	+ 45%
Total assets	$13,731,571	$9,944,990	+ 38%

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2019 the Company had cash on deposit in the amount of $4,418,236, accounts receivable of $1,824,563, prepaid expenses of $96,627 and inventory of $3,394,192 compared to cash on deposit in the amount of $1,246,244, accounts receivable of $1,224,235, prepaid expenses of $110,258 and inventory of $3,668,401 at December 31, 2018.

The Company has accrued income tax payable of $71,341 for the year ended December 31, 2019 compared to income tax payable of $466,739 at December 31, 2018.

The working capital position of the Company at December 31, 2019 was $7,937,873 compared to $4,469,882 at December 31, 2018. The majority of accounts receivable are collected within 30 days from invoicing shipments giving Kelso $1,824,563 of additional cash flow plus $4,418,236 of available cash to discharge accounts payable and accrued liabilities of $1,795,745 on a timely basis subsequent to December 31, 2019.  Income taxes payable are due mid 2020.

Net assets of the Company improved to $11,845,275 at December 31, 2019 compared to $8,165,734 at December 31, 2018.  The Company has no interest-bearing long-term liabilities or debt at December 31, 2019.

OUTLOOK

The results for 2019 demonstrated stronger sales results and earnings growth.  Our concentration on products with proven economic benefits for customers in a highly competitive rail market increased demand for our valves from rail tank car manufacturers, retrofitters, repair operations and tank car owners.

Our business reputation continues as a reliable supplier of a wide assortment of proprietary rail tank car valves and other specialized equipment.  The key design element for all our products is the improvement of the quality of public safety equipment used in the transport of dangerous materials.  We focus on mitigating potential negative impacts on the environment while providing stakeholders with economic operational rewards.

Since a dismal 2017 Kelso has been able to refocus its efforts to rebuild its brand through a better "customer driven" business model.  This program has led to co-engineered product development initiatives with customers and has significantly increased their support to create a better business platform to thrive on.

Key to our strategic plan is our dedication to the improvement of the quality of rail tank car equipment.  Our value proposition for customers is to produce and timely deliver American precision milled equipment that features quality craftsmanship and long-term reliable performance.  We have distinguished ourselves from our competition by using only North American suppliers that allow us to have the shortest delivery and service lead times in the industry.  Our products diminish the expensive and complex logistics of repairing tank cars in service - an economic benefit that customers have welcomed and embraced.

In 2019 strong contribution margins from sales have provided a steady growth of positive cash flows that led to our improved financial strength.  Working capital improved to a healthy $7,937,873 at December 31, 2019.  Our capital management allows us to finance operations and R&D from the sales of our products thus avoiding the need for dilutive new equity funding or interest-bearing long-term debt.

We continue to invest in promising new product development initiatives to build the next generation of revenue opportunities even though our R&D projects continue to be complex, time consuming and expensive.  As with all new product developments the timing of new revenue streams remains unpredictable and is not guaranteed to develop at all.  Our R&D model has delivered a wide array of promising new products that include new rail tank car equipment, specialized truck tanker equipment, no-spill fuel loading systems, first responder emergency response technologies and our KXI™ suspension system used in rugged wilderness applications.

Although there are many market challenges and COVID-19 healthcare concerns around the world our business momentum appears to be consistent with 2019.  Based on our operational momentum, the introduction of a number of our new products to market and our healthy debt free financial position it is our belief that our present business activities will continue to add to the positive stature of the Company.

About Kelso Technologies

Kelso is a diverse product development company that specializes in the design, production and distribution of proprietary service equipment used in transportation applications.  Our reputation has been earned as a designer and reliable supplier of unique high quality rail tank car valve equipment that provides for the safe handling and containment of hazardous and non-hazardous commodities during transport.  All Kelso products are specifically designed to provide economic and operational advantages to customers while reducing the potential effects of human error and environmental harm.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company's profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Notice to Reader: References to EBITDA refer to net earnings from continuing operations before interest, taxes, amortization, unrealized foreign exchange and non cash share-based expenses (Black Sholes option pricing model) and write off of assets.  EBITDA is not an earnings measure recognized by IFRS and does not have a standardized meaning prescribed by IFRS.  Management believes that EBITDA is an alternative measure in evaluating the Company's business performance.  Readers are cautioned that EBITDA should not be construed as an alternative to net income as determined under IFRS; nor as an indicator of financial performance as determined by IFRS; nor a calculation of cash flow from operating activities as determined under IFRS; nor as a measure of liquidity and cash flow under IFRS.  The Company's method of calculating EBITDA may differ from methods used by other issuers and, accordingly, the Company's EBITDA may not be comparable to similar measures used by any other issuer.

Legal Notice Regarding Forward-Looking Statements: This news release contains "forward-looking statements" within the meaning of applicable securities legislation.  Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that we can maintain the shortest delivery and service lead times in the industry; that our products will continue to diminish the expensive and complex logistics of repairing tank cars in service - an economic benefit that customers have welcomed and embraced; that we can continue to finance operations and R&D from the sales of our products thus avoiding the need for dilutive new equity funding or interest-bearing long-term debt; that our R&D model has delivered a wide array of promising new products that include new rail tank car equipment, specialized truck tanker equipment, no-spill fuel loading systems, first responder emergency response technologies and our KXI™ suspension system used in rugged wilderness applications and; that it is our belief that our present business activities will continue to add to the positive stature of the Company.  Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct.  The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation the risk that regulatory deadlines for compliance may be delayed or cancelled; the Company's products may not provide the intended economic or operational advantages; or reduce the potential effects of human error and environmental harm during the transport of hazardous materials; or grow and sustain anticipated revenue streams; our new products may not receive AAR certification; orders may be cancelled and competitors may enter the market with new product offerings which could capture some of our market share; and our new equipment offerings may not capture market share as well as expected.  Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue South Surrey, BC V4A 8J1 www.kelsotech.com